(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 1-33590

CUSIP NUMBER 55277J108

For Period Ended: 09/30/2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MF Global Holdings Ltd.
Full Name of Registrant

Former Name if Applicable

717 Fifth Avenue 9th Floor New York, New York 10022
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        MF Global Holdings Ltd. (the "Company") is not able to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011 ("Form 10-Q") in a timely manner. As previously disclosed, on October 31, 2011 (1) the Company and its subsidiary, MF Global Finance USA Inc., filed voluntary petitions for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") (Case No. 11-15059 (MG)), (2) the Securities Investor Protection Corporation initiated proceedings in the United States District Court for the Southern District of New York for the liquidation of the business of MF Global Inc., the principal U.S. operating subsidiary of the Company, which was subsequently removed to the Bankruptcy Court (Case No. 11-279- (MG) SIPA), and (3) MF Global UK Limited, the Company's principal U.K. operating subsidiary, entered the U.K.'s Special Administration Regime. Since that time, the Company has been immersed in bankruptcy-related matters, and additional operating subsidiaries throughout the world, including in Singapore, Australia, and Canada, have been placed into administration or receivership. As a result of these developments, the Company is no longer in control of its principal operating subsidiaries, has minimal operations and is not generating cash, and substantially all of the Company's employees responsible for periodic financial reporting have ceased, or will cease, employment with the Company in the near term. Accordingly, the Company is currently unable to complete the preparation of its consolidated financial statements (and required pro forma financial information) for the period ended September 30, 2011 because it does not have the necessary financial and personnel resources, does not have access to the books, records and systems of its principal operating subsidiaries, and does not have the capacity to have its consolidated financial statements (and related pro forma financial information) reviewed by the Company's independent auditors and certified by the Company's current executive officers. The Company is uncertain as to when (or whether) it will be in a position to be able to file these financial statements and related financial information. In the interim, the Company anticipates reporting material developments in the Chapter 11 case on Form 8-K. The Company also intends to file on Form 8-K certain public disclosures made pursuant to obligations under the Bankruptcy Code and its related rules, such as monthly operating reports disclosing, among other things, results of operations for the preceding months and balance sheet information.

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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laurie R. Ferber	212-589-6200
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MF Global Holdings Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	11/09/2011	By	/s/ Henri J. Steenkamp
Henri J. Steenkamp Chief Financial Officer

Part IV(3) Explanation

The Company anticipates, based on the information currently available to it, that results of operations for the fiscal quarter ended September 30, 2011 will be significantly different from those for the corresponding period for the last fiscal year, based upon recent significant developments in the business. The Company issued a Current Report on Form 8-K on October 25, 2011 containing certain preliminary information relating to its earnings for the fiscal quarter ended September 30, 2011, and reference is made to that information with regard to the results for that quarter.